CUSIP No. 834156101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Solar Enertech Corp.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

834156101

(CUSIP Number)

January 7, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons Capital Ventures International

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power 0

(6) Shared Voting Power ** 16,871,443 Shares of Common Stock ***

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 16,871,443 Shares of Common Stock ***

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,871,443 Shares of Common Stock ***

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.7% ***

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

*** The Reporting Persons disclaim beneficial ownership of certain of these shares.  See Item 4 below.

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(1)	Names of Reporting Persons Heights Capital Management, Inc.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power ** 16,871,443 Shares of Common Stock ***

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power ** 16,871,443 Shares of Common Stock ***

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 16,871,443 Shares of Common Stock ***

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 8.7% ***

(12)	Type of Reporting Person (See Instructions) CO

** Heights Capital Management, Inc. is the investment manager to Capital Ventures International and as such may exercise voting and dispositive power over these shares.

*** The Reporting Persons disclaim beneficial ownership of certain of these shares.  See Item 4 below.

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Item 1.
	(a)	Name of Issuer Solar Enertech Corp., a Delaware corporation (the “Company”).
	(b)	Address of Issuer’s Principal Executive Offices 444 Castro St., Ste #707, Mountain View, CA 94041

Item 2	(a).

Name of Person Filing
This statement is filed by the entities listed below, who are collectively referred to herein as “Reporting Persons,” with respect to the shares of Common Stock of the Company, $0.001 par value per share (the “Shares”).

(i)        Capital Ventures International

(ii)       Heights Capital Management, Inc.

Item 2	(b).

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Capital Ventures International is:

One Capitol Place

P.O Box 1787 GT

Grand Cayman, Cayman Islands

British West Indies

The address of the principal business office of Heights Capital Management, Inc. is:

101 California Street, Suite 3250

San Francisco, California 94111

Item 2	(c).	Citizenship Citizenship is set forth in Row 4 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Item 2	(d)	Title of Class of Securities Common Stock, $0.001 par value per share
Item 2	(e)	CUSIP Number 834156101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 834156101

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The number of Shares reported as beneficially owned is comprised of:

(i) 12,283,266 Shares issuable upon the conversion of a Series B Convertible Note of the Company (the “Series B Note”), which Series B Note was purported to be converted into the right to receive Shares pursuant to a Series A and Series B Note Conversion Agreement entered into between the Issuer and the Required Holders (as defined therein), dated as of January 7, 2010 (the “Note Conversion Agreement”); and

(ii) 4,588,177 Shares issuable upon the exercise of a Series B Warrant of the Company (the “Series B Warrant”), which Series B Warrant was purported to be amended pursuant to an Amendment to the Series A, Series B and Series C Warrants entered into between the Issuer and the Consenting Holders (as defined therein), dated as of January 7, 2010 (the “Warrant Amendment Agreement”).

The Company’s Annual Report for the fiscal year ended September 30, 2009 indicates there were 189,696,419 Shares outstanding as of January 7, 2010 assuming the consummation of the transactions described by the Note Conversion Agreement and the Warrant Amendment Agreement.

The Reporting Persons dispute the effectiveness of the Note Conversion Agreement and the Warrant Amendment Agreement as to the Series B Note and the Series B Warrant, respectively, and instead assert that (i) the Series B Note remains outstanding pursuant to its terms as issued with an

CUSIP No. 834156101

adjusted conversion price equal to $.15 and (ii) the Series B Warrant remains outstanding pursuant to its terms as issued with an adjusted exercise price equal to $.15 and exercisable for 27,529,062 Shares, in each case subject to a 4.99% beneficial ownership limitation.

As such, if the Note Conversion Agreement and the Warrant Amendment Agreement are ineffective as to the Series B Note and the Series B Warrant, the Reporting Persons would beneficially own 4.99% of the Shares outstanding and would not be required to file this Schedule.  This Schedule is, therefore, being filed by the Reporting Persons on a precautionary basis.  Nevertheless, the Reporting Persons disclaim beneficial ownership of any Shares in excess of 4.99% of the Shares outstanding.

A copy of the Note Conversion Agreement and Warrant Amendment Agreement are included as Exhibits 10.1 and 10.2, respectively, to the Form 8-K filed by the Company with the SEC on January 11, 2010.

Heights Capital Management, Inc., which serves as the investment manager to Capital Ventures International, may be deemed to be the beneficial owner of all Shares owned by Capital Ventures International. Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares, except for their pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Exhibits:

Exhibit I: Joint Filing Agreement, dated as of January 19, 2010, by and between Capital Ventures International and Heights Capital Management, Inc.

CUSIP No. 834156101

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 19, 2010

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Secretary

The Limited Power of Attorney executed by Capital Ventures International, authorizing Heights Capital Management, Inc. to sign and file this Schedule 13G on its behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on December 1, 2006 by Capital Ventures International and Heights Capital Management, Inc. with respect to the common stock of Discovery Laboratories, Inc., is hereby incorporated by reference.

CUSIP No. 834156101

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and between the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock of Solar Enertech Corp., $0.001 par value per share, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of January 19, 2010

CAPITAL VENTURES INTERNATIONAL		HEIGHTS CAPITAL MANAGEMENT, INC.

By: Heights Capital Management, Inc. pursuant to a Limited Power of Attorney		By:	/s/ Brian Sopinsky
		Name:	Brian Sopinsky
		Title	Secretary
By:	/s/ Brian Sopinsky
Name:	Brian Sopinsky
Title	Secretary